EXHIBIT 99.2

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Tel Aviv, Israel – November 9, 2010 – Bezeq - The Israel Telecommunication Corp., Limited (TASE: BEZQ), announced that on November 8, 2010, its subsidiary, D.B.S Satellite Services (1998) Ltd. ("D.B.S") was served with a lawsuit and motion to certify the lawsuit as class action, that was filed in the Central  District Court.

The plaintiff alleges that the defendant violated the Israeli Consumer Protection Law by not providing it's subscribers with written notice regarding the termination of the commitment period and by over-charging its subscribers.

The total monetary relief sought in the lawsuit is NIS 258 million (approximately $72 million), and the plaintiff is also seeking the reimbursement of amounts that were allegedly over charged.

D.B.S is reviewing the lawsuit and at this stage, it is not able to evaluate the probability of the success of the lawsuit.